Exhibit 99.1

                         Iusacell Announcement


    MEXICO CITY--(BUSINESS WIRE)--July 1, 2003--Grupo Iusacell, S.A. de C.V. (BMV:CEL) (NYSE:CEL) previously publicly announced that pending agreement with its lenders on a restructuring plan, it would not make the US$25 million interest payment due on June 1, on its 14.25% bonds due 2006. The 30-day period within which to make the interest payment has expired. As a result, an event of default has occurred under the Indenture governing the bonds, and the bondholders have the right to declare the principal of and the accrued interest under the bonds due and payable or take other legal actions specified in the Indenture, as they deem appropriate.

    About Iusacell

    Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

    This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.


    CONTACT: Grupo Iusacell, S.A. de C.V., Mexico City
             Russell A. Olson, 011-5255-5109-5751
             russell.olson@iusacell.com.mx
             or
             Carlos J. Moctezuma, 011-5255-5109-5780
             carlos.moctezuma@iusacell.com.mx